Mail Stop 4561

April 15, 2008

Mr. Thomas W. Toomey
Chief Executive Officer and President
UDR, Inc.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129

      Re: **UDR, Inc.**
            Form 10-K for the year ended December 31, 2007
            Filed 2/26/08
            File No. 001-10524

Dear Mr. Toomey:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Daniel Gordon
                      Branch Chief